FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

February 3, 2016

VIA EDGAR

Ms. Christina DiAngelo Fettig

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549-8626

Subject:          Franklin, Templeton, and New Jersey/Alternative Strategies Funds (the

                        “Funds”) (as listed on the attached Appendix)

Dear Ms. DiAngelo Fettig and Mr. Long:

On behalf of the Funds, the following are the responses to the Staff’s comments conveyed telephonically on December 30, 2015 with regard to the various filings made by the Funds with the U.S. Securities and Exchange Commission (“SEC”) on Forms N-CSR and N-SAR, as well as corresponding disclosures made in their prospectuses filed as part of their Registration Statements on Form N-1A.  References made to the Funds’ shareholder reports are referring to those shareholder reports reviewed by the SEC Staff, as listed on the Appendix.  Each comment is summarized below, followed by the Funds’ response to the comment.

Comments to Series/Class Information:

1.         Comment:        Please update the ticker symbols for all classes of all Funds, as applicable.  For example, the ticker symbols of the Class C shares of the Franklin Biotechnology Fund and the Class R6 shares of the Franklin Focused Core Equity Fund, each a series of Franklin Strategic Series, are not currently provided.

Response:       The ticker symbols for Class C shares of the Franklin Biotechnology Fund and for Class R6 shares of the Franklin Focused Core Equity Fund have been updated. In addition, the other Funds’ ticker symbols, to the extent available, have been confirmed and, where applicable, updated.

2.         Comment:        The Templeton Constrained Bond Fund series of Templeton Income Trust has been liquidated.  Please mark the series/class identifiers as inactive as soon as the Fund completes its last filing.

Response:       The series/class information has been updated to reflect the Fund’s inactive status.

Ms. Christina DiAngelo Fettig

Mr. Jeffrey Long

February 3, 2016

Comments Regarding Funds’ Filing History:

1.         Comment:        With respect to Funds that have filed a Form N-17f-2, verification of securities by an independent public accountant and the filing of the certificate of such accountant is required at least three times during each fiscal year.  It appears that certain Funds have not filed a Form N-17f-2 the requisite three times.  For example, Franklin Strategic Series did not make three N-17f-2 filings in 2013.  In addition, Templeton Funds made only one filing over the past three years, which was in 2015.  Please explain.

Response:       The required Rule 17f-2 exams were properly filed for the Funds listed above.  Below are the Accession Numbers, Filing Dates, Examination Dates and Periods to which these filings relate:

Franklin Strategic Series

Accession No.	Filed:	Date of Examination:	Period Examined:
0000872625-14-000020	June 27, 2014	June 6, 2014	August 1, 2013 - January 31, 2014
0000872625-13-000054	December 9, 2013	November 22, 2013	April 1, 2013 - July 31, 2013
0000872625-13-000025	July 10, 2013	June 18, 2013	January 1, 2013 - March 31, 2013

Templeton Funds*

Accession No.	Filed:	Date of Examination:	Period Examined:
0000225930-15-000013	June 12, 2015	May 29, 2015	February 1, 2015 - March 31, 2015
0000225930-16-000033	January 22, 2016	October 23, 2015	April 1, 2015 - June 30, 2015

* For the Templeton Funds, the Form N-17f-2 was not required until the reporting period beginning February 1, 2015, which was why there were only two examinations in 2015.

In addition, the Funds required to file Form N-17f-2 confirm that they made the requisite filings in 2013, 2014 and 2015.

Comments to Form N-CSR:

1.         Comment:        With respect to the expense ratios reflected under “Your Fund’s Expenses” in the Management’s Discussion of Fund Performance (“MDFP”) section of the shareholder reports for certain Funds, consider including a reference (footnote or otherwise) to the fact that more up-to-date expense ratios for the Fund are included in the financial highlights section of the report

Ms. Christina DiAngelo Fettig

Mr. Jeffrey Long

February 3, 2016

            Response:       The Funds will consider adding a footnote to the performance section of the MDFP to refer the reader to the Financial Highlights for more current information.

2.         Comment:       With respect to the Franklin Federal Limited Term Tax Free Income Fund, please explain why under “Performance Summary – Performance” in the MDFP in the February 28, 2015 Shareholder Report, the total operating expenses (without waiver)  for Class A and Advisor Class shares do not reflect the Total annual Fund operating expenses (without waiver) set forth in the Fee Table in the July 1, 2014 prospectus.

      Response:       Effective April 1, 2014, the investment management fee for such Fund was reduced and inadvertently not reflected as a restatement in the Fund’s July 1, 2014 prospectus.  The reduced management fee was reflected accurately in the July 1, 2015 prospectus.  Due to the fee waiver in place during this time, the total operating expenses after fee waiver were accurately disclosed in the July 1, 2014 prospectus and in the February 28, 2015 annual report in the MDFP and matched the Fund’s financial highlights.

3.         Comment:        With respect to the MDFP section of the shareholder reports for the Franklin Conservative, Moderate and Growth Allocation Funds and the Franklin Target Date Retirement Funds, it appears that the equity and fixed income benchmarks for these Funds have changed.  Pursuant to Instruction 7 of Item 27(b)(7) of Form N-1A, please disclose the reason for the changes in the benchmarks.

Response:       The reason for changes to the benchmarks was inadvertently omitted from the Shareholder Reports reviewed and will be disclosed in the next Shareholder Report for such Funds.  As disclosed in such Funds’ prospectuses, the benchmarks were changed because such Funds’ investment manager believes the composition of the new indices more accurately reflects such Funds’ holdings.

4.         Comment:  With respect to the Performance Summary included within the MDFP section of the shareholder report for the Franklin Conservative, Moderate and Growth Allocation Funds, the investment goals stated in the report do not match the investment goals stated in the Funds’ prospectus.  For example, the Franklin Conservative Allocation Fund’s prospectus states that the Fund’s objective is to seek the highest level of long-term total return that is consistent with an acceptable level of risk, while the Fund’s shareholder report states that the Fund seeks the highest level of long-term total return consistent with a lower level of risk. Please ensure the investment goals for each Fund are presented consistently.

Response:       The next Shareholder Report for such Funds will be updated to reflect the prospectus language.

5.         Comment:        In the Schedule of Investments for Funds investing in floating rate loans, consider providing now, prior to effectiveness of proposed rule amendments, further terms of each instrument, including the terms of the interest rate (e.g., the base rate, spread and any applicable floors).

Ms. Christina DiAngelo Fettig

Mr. Jeffrey Long

February 3, 2016

Response:       Such Funds respectfully note that the information included in the proposed rule amendments is not yet required and may change when finalized.

6.         Comment:        In the Schedule of Investments for the applicable Funds, for credit default swaps, consider providing further detail regarding the reference assets, particularly where the underlying reference asset is not just a single issuer name.

Response:       The Funds will consider adding additional detail regarding the reference assets similar to the “Abbreviations” section as included on the last page of the financial statements.

7.         Comment:        In the Schedule of Investments for the Franklin Corefolio Allocation Fund, provide the basis for categorizing the Templeton Growth Fund as “foreign equity” – we note that Templeton Growth Fund had approximately 36% of its assets in U.S. securities.

Response:       In accordance with Franklin Templeton’s internal procedures, we currently use either “domestic equity” or “foreign equity.”  Given that more than 50% of Templeton Growth Fund is invested in foreign equity securities, the category is representative of the primary holdings and the Fund believes this is the appropriate categorization.

8.         Comment:        In the Schedule of Investments for Funds investing in warrants, please be consistent in marking them as non-income producing where applicable.  We note specifically Franklin Global Real Estate Fund and Franklin Emerging Markets Debt Opportunities Fund.

Response:       In the Funds’ Schedule of Investments, non-income producing warrants are footnoted as such.  Warrants that are income producing are not footnoted.  We confirmed that the two warrants included in Franklin Emerging Market Debt Opportunities Fund are income producing and therefore correctly were not footnoted in the Schedule of Investments.  We also confirmed that the warrant held in Franklin Global Real Estate Fund is accurately footnoted as non-income producing.

9.         Comment:        In the Schedule of Investments for Funds investing in preferred stock, please be consistent in providing the dividend rate.

Response:       For Funds investing in preferred stock, the Statement of Investments reflects the dividend rate for securities with a stated rate, if any. In case of securities with variable rates, the rate or the terms of the rate will be reflected in future Shareholder Reports.

10.       Comment:        In the Schedule of Investments for Franklin Strategic Income VIP Fund, we note that iShares iBoxx High Yield Corporate Bond ETF holding is listed under “Common Stocks and Other Equity Interests” whereas other Funds list ETFs in their own separate category.  Consider being consistent in how ETFs are categorized.

Ms. Christina DiAngelo Fettig

Mr. Jeffrey Long

February 3, 2016

Response:       We recently updated our internal procedures to include all investments in Regulated Investment Companies, including ETFs and excluding short term investments in Money Market Funds, under the category “Management Investment Companies.”  Our Funds of Funds follow the same procedure but categorize these investments as “Investments in Underlying Funds and Exchange Traded Funds.”  Therefore, going forward there will be consistent categorization.

11.       Comment:        In the Statement of Assets and Liabilities for Funds of Funds, clearly identify investments in affiliated funds, rather than referencing “Underlying Funds.”

Response:       The internal procedures for Non-Funds of Funds were recently updated to reflect the following categories for underlying funds: Unaffiliated issuers, Controlled affiliates and Non-controlled affiliates.  The Statement of Assets and Liabilities as presented in the most recent 10/31/15 Shareholder Report of Franklin Total Return Fund (Form N-CSR filed with the SEC on 1/05/2016) reflects this change.  Similar updates to the Funds of Funds will be made in accordance with Regulation S-X 6.04.

12.       Comment:        In the Notes to Financial Statements, for those Funds with a tiered investment management fee, disclose the effective rate paid during the period.

Response:       The Funds with tiered investment management fees will include the effective rate in future Shareholder Reports.

13.       Comment:        In the Notes to Financial Statements, for those Funds engaged in securities lending, disclose that the income received from the investment of cash collateral is net of fees paid to the securities lending agent.

            Response:       Such Funds will disclose that income reported on the Statement of Operations is net of fees and rebates.

14.       Comment:        In the Notes to Financial Statements under “Transactions with Affiliates,” consider disclosing that any fees waived or expenses reimbursed are not subject to future recapture.

Response:       Going forward, the following disclosure will be included in the Notes to Financial Statements:  “Total expenses waived or paid are not subject to reimbursement by the Fund subsequent to the Fund’s fiscal year-end.”

15.       Comment:        In the Notes to Financial Statements, consider disclosing the counterparty(ies) for the Global Credit Facility.

Response:       The Funds participate in a joint syndicated program involving 16 different counterparties.  The Funds believe disclosing all 16 counterparties might not be useful to the reader of the Shareholder Reports and could make the existing note disclosure confusing and less useful.  Accordingly, the Funds have decided not to disclose the counterparties.

Ms. Christina DiAngelo Fettig

Mr. Jeffrey Long

February 3, 2016

16.       Comment:        For some Funds (e.g. Franklin Managed Volatility Global Allocation VIP Fund), the financial statements are captioned “consolidated,” while other Funds with wholly owned subsidiaries, do not caption their financial statements as “consolidated.”  The Staff does not believe that the materiality of such subsidiary is relevant to using “consolidated” in the description.

Response:       Those Funds consolidating a wholly owned subsidiary, regardless of materiality, will include “consolidated” in the Financial Statement headings in future Shareholder Reports.

17.       Comment:        In the Notes to Financial Statements for those Funds that have unfunded loan commitments, i.e., Franklin Strategic Income Fund, Franklin Strategic Income VIP Fund and Franklin Templeton Emerging Markets Debt Opportunities Fund, please confirm to the Staff that each such Fund has sufficient unrestricted cash or other liquid securities to cover its obligations.

Response:       Such Funds confirm that they have sufficient unrestricted cash or other liquid securities to cover their unfunded loan commitments.

18.       Comment:        In the Notes to Financial Statements for Franklin Strategic Income Fund under “Other Derivative Information,” and for other Funds that may have significant derivative activity during the period, consider providing further information other than the average month end fair value of such derivatives and average month end number of open derivative contracts.  For example, providing break down by specific type of derivative or number of contracts and/or notional value.

Response:       The applicable Funds will consider adding further information related to derivative volume disclosure in future Shareholder Reports.

19.       Comment:        In the “Board Review of Investment Management Agreement” section of the Shareholder Report for Franklin U.S. Government Securities VIP Fund, this Fund appears to be the only Fund without a separate discussion of fund performance.  Please explain.

Response:       The discussion of fund performance for the Franklin U.S. Government Securities VIP Fund was prepared and approved for use and included in the applicable Board Meeting minutes, but was inadvertently omitted from the final Shareholder Report, due to administrative error.

Comment to Prospectuses

Ms. Christina DiAngelo Fettig

Mr. Jeffrey Long

February 3, 2016

1.         Comment:        For the Franklin VolSmart Allocation VIP Fund, please provide further detail on the adjustment of such Fund’s fees from those shown in the Financial Highlights to those disclosed in the Fund’s fee table in the May 1, 2015 prospectus.

Response:       As noted in the footnote to the Fund’s fee table, the annual fund operating expenses had been restated to reflect changes in the management fee of the Fund, as well as changes in other expenses and acquired fund fees and expenses due to the Fund’s revised investment strategies.  In particular, effective on May 1, 2015, the Fund’s management fee changed from an annual rate of 1.00% (with breakpoints ending at 0.90% based on assets under management) to an annual flat rate of 0.80% of the value of the Fund’s average daily net assets.  In addition, effective on May 1, 2015, the Fund’s investment strategies were revised, which resulted in: (1) the removal of the strategy to invest in a Cayman subsidiary to gain exposure to certain investments; and (2) an increase in the assets invested in other underlying Franklin Templeton Investments funds.  Consequently, the Funds’ anticipated “other expenses” and “acquired fund fees and expenses,” respectively, for the upcoming fiscal year were restated to more accurately reflect the Funds’ anticipated expenses going forward.  Please note that at the time of such investment strategy and fee changes, an affiliate of the Fund was the sole shareholder of the Fund.

Comment to Form N-SAR:

1.         Comment:  For Franklin Short Duration U.S. Government ETF, item 63 of the Fund’s Form N-SAR disclosed an average maturity of 15.3 years while the Fund’s prospectus disclosed an average portfolio duration of three (3) years or less.  Please explain how the Fund may have such a high average portfolio maturity while still targeting a low duration.

            Response:       The Franklin Short Duration U.S. Government ETF maintains a duration of 3 years or less by allocating a significant portion of the portfolio to adjustable rate Mortgage Backed Securities where the maturity date could be up to 30 years. Since the coupon in these bonds reset periodically, the interest rate risk is significantly less than what would be expected by looking at the maturity alone. The Fund tends to favor bonds that have a weighted average number of months to the next coupon reset that is less than one year. This means that in aggregate, the duration can be less than one year.   Additionally, as disclosed in the Fund’s prospectus, for purposes of calculating the Fund’s average portfolio duration, the Fund includes the effect of the interest rate/bond futures contracts held by the Fund.  The Fund does not include futures contracts in its response to item 63 to Form N-SAR.

            We believe that we have responded fully to each of the SEC’s Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at 650-312-5651, or, in her absence, Laura Fergerson at 916-463-5030.

Ms. Christina DiAngelo Fettig

Mr. Jeffrey Long

February 3, 2016

In connection with the Funds’ responses to the SEC Staff’s comments to the Funds’ filings noted in this letter, as requested by the Staff, each Fund acknowledges that:  (i) the Fund is responsible for the adequacy of the disclosure in the Fund’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Very truly yours,

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Vice President

On behalf of the Funds listed in the attached Appendix

APPENDIX

FUNDS AND FINANCIAL STATEMENTS REVIEWED BY SEC STAFF

October 31, 2014 financial statements:

Franklin Investors Securities Trust                                        811-04986       Filed 12/30/2014

Franklin Convertible Securities Fund

Franklin Adjustable U.S. Govt Sec Fund

Franklin Equity Income Fund

Franklin Total Return Fund

Franklin Floating Rate Daily Access Fund

Franklin Real Return Fund

Franklin Low Duration Total Return Fund

Franklin Balanced Fund

Franklin Templeton Global Trust                                          811-04450       Filed 12/30/2014

Templeton Hard Currency Fund

Franklin Templeton International Trust                                811-06336       Filed 12/30/2014

Templeton Foreign Smaller Companies Fund

Franklin India Growth Fund

Franklin World Perspectives Fund

Franklin Value Investors Trust                                              811-05878       Filed 2/30/2014

Franklin Balance Sheet Investment Fund

Franklin Small Cap Value Fund

Franklin MicroCap Value Fund

Franklin Large Cap Value Fund

Franklin MidCap Value Fund

Franklin All Cap Value Fund

December 31, 2014 financial statements:

Franklin Templeton Variable Insurance Products Trust       811-05583       3 N-CSRs filed

3/4/2015;

N-CSR/A filed 3/20/2015

Franklin Founding Funds Allocation VIP Fund

Franklin Global Real Estate VIP Fund

Franklin Growth & Income VIP Fund

Franklin High Income VIP Fund

Franklin Income VIP Fund

Franklin Large Cap Growth VIP Fund

Franklin Mutual Global Discovery VIP Fund

Franklin Mutual Shares VIP Fund

Franklin Rising Dividends VIP Fund

Franklin Small Cap Value VIP Fund

Appendix - 1

Franklin Small-Mid Cap Growth VIP Fund

Franklin Strategic Income VIP Fund

Franklin U.S. Government Securities VIP Fund

Franklin Developing Markets VIP Fund

Franklin Foreign VIP Fund

Templeton Global Bond VIP Fund

Templeton Growth VIP Fund

Franklin Flex Cap Growth VIP Fund

Franklin Managed Volatility Global Allocation VIP Fund

Franklin Fund Allocator Series                                              811-07851       Filed 3/4/2015

Franklin Corefolio Allocation Fund

Franklin Founding Funds Allocation Fund

Franklin Conservative Allocation Fund

Franklin Growth Allocation Fund

Franklin Moderate Allocation Fund

2015 Retirement Target Fund

2020 Retirement Target Fund

2025 Retirement Target Fund

2030 Retirement Target Fund

2035 Retirement Target Fund

2040 Retirement Target Fund

2045 Retirement Target Fund

2050 Retirement Target Fund

Franklin Mutual Series Funds                                                811-05387       Filed 3/5/2015

Franklin Mutual Shares Fund

Franklin Mutual Quest Fund

Franklin Mutual Beacon Fund

Franklin Mutual Global Discovery Fund

Franklin Mutual European Fund

Franklin Mutual Financial Services Fund

Franklin Mutual International Fund

Templeton Developing Markets Trust                                   811-06378       Filed 3/3/2015

Templeton Dragon Fund, Inc.                                                811-08394       Filed 3/3/2015

Templeton Global Opportunities Trust                                 811-05914       Filed 3/3/2015

Templeton Institutional Funds                                               811-06135       Filed 3/3/2015

Foreign Equity Series

Emerging Markets Series

Foreign Smaller Companies Series

Global Equity Series

Appendix - 2

February 28, 2015 financial statements:

Franklin Tax Free Trust                                                         811-04149       Filed 5/1/2015

Franklin Alabama Tax-Free Income Fund

Franklin Florida Tax-Free Income Fund

Franklin Georgia Tax-Free Income Fund

Franklin Kentucky Tax-Free Income Fund

Franklin Louisiana Tax-Free Income Fund

Franklin Maryland Tax-Free Income Fund

Franklin Missouri Tax-Free Income Fund

Franklin North Carolina Tax-Free Income Fund

Franklin Virginia Tax-Free Income Fund

Franklin Arizona Tax-Free Income Fund

Franklin Colorado Tax-Free Income Fund

Franklin Connecticut Tax-Free Income Fund

Franklin Double Tax-Free Income Fund

Franklin Fed Intermediate Term Tax-Free Income Fund

Franklin Federal Limited Term Tax Free Income Trust

Franklin High Yield Tax-Free Income Fund

Franklin Insured Tax-Free Income Fund

Franklin Massachusetts Tax-Free Income Fund

Franklin Michigan Tax-Free Income Fund

Franklin Minnesota Tax-Free Income Fund

Franklin New Jersey Tax-Free Income Fund

Franklin Ohio Tax-Free Income Fund

Franklin Oregon Tax-Free Income Fund

Franklin Pennsylvania Tax-Free Income Fund

March 31, 2015 financial statements:

Franklin California Tax-Free Income Fund                           811-02790       Filed 5/29/2015

Franklin Mutual Recovery Fund                                            811-21306       Filed 5/29/2015

Franklin Limited Duration Income Trust                              811-21357       Filed 5/29/2015

Templeton Global Investment Trust                                      811-08226       Filed 6/2/2015

Templeton Global Balanced Fund

Templeton BRIC Fund

Templeton Emerging Markets Small Cap Fund

Templeton Frontier Markets Fund

Templeton Emerging Markets Balanced Fund

Templeton Russia and East European Fund, Inc.                  811-08788       Filed 6/2/2015

April 30, 2015 financial statements:

Franklin Strategic Series                                                        811-06243       Filed 6/30/2015

Appendix - 3

Franklin Flex Cap Growth Fund

Franklin Focused Core Equity Fund

Franklin Growth Opportunities Fund

Franklin Small Cap Growth Fund

Franklin Small-Mid Cap Growth Fund

Franklin Biotechnology Discovery Fund

Franklin Natural Resources Fund

Franklin Strategic Income Fund

Franklin Global Government Bond Fund

Franklin Federal Tax-Free Income Fund                               811-03395       Filed 6/29/2015

Franklin Real Estate Securities Trust                                    811-08034       Filed 6/29/2015

Franklin Real Estate Securities Fund

May 31, 2015 financial statements:

Franklin Fund Allocator Series                                              811-07851       Filed 8/5/2015

Franklin Templeton Multi-Asset Real Return Fund

Franklin Alternative Strategies Funds                                   811-22641       Filed 8/6/2015

Franklin K2 Alternative Strategies Fund

Franklin Pelagos Commodities Strategy Fund

Franklin ETF Trust                                                                 811-22801       Filed 8/6/2015

Franklin Short Duration U.S. Government ETF

Franklin Municipal Securities Trust                                      811-06481       Filed 8/5/2015

Franklin California High Yield Municipal Fund

Franklin Tennessee Municipal Bond Fund

Franklin High Income Trust                                                   811-01608       Filed 8/6/2015

Franklin High Income Fund

Franklin New York Tax-Free Income Fund                           811-03479       Filed 8/5/2015

Franklin Templeton International Trust                                811-06336       Filed 8/5/2015

Franklin Templeton Global Allocation Fund

June 30, 2015 financial statements:

Franklin California Tax-Free Trust                                       811-04356       Filed 8/28/2015

Franklin CA Insured Tax-Free Income Fund

Franklin CA Tax-Exempt Money Fund

Franklin CA Inter.-Term Tax-Free Income Fund

Institutional Fiduciary Trust                                                  811-04267       Filed 8/28/2015

Money Market Portfolio

Appendix - 4

Franklin U. S. Government Money Fund                              811-02605       Filed 8/31/2015

The Money Market Portfolios                                               811-07038       Filed 8/28/2015

The Money Market Portfolio

Franklin Templeton Money Fund Trust                                811-08962       Filed 8/31/2015

Franklin Templeton Money Fund

July 31, 2015 financial statements:

Franklin Floating Rate Master Trust                                     811-09869       Filed 9/29/2015

Franklin Floating Rate Master Series

Franklin Global Trust                                                             811-10157       Filed 9/29/2015

Franklin International Small Cap Growth Fund

Franklin Large Cap Equity Fund

Franklin Emerging Market Debt Opportunities

Franklin Global Real Estate Fund

Franklin International Growth Fund

Franklin Global Listed Infrastructure Fund

Franklin Gold and Precious Metals Fund                              811-01700       Filed 9/30/2015

August 31, 2015 financial statements:

Franklin Universal Trust                                                        811-05569       Filed 10/29/2015

Templeton China World Fund                                               811-07876       Filed 10/30/2015

Templeton Emerging Markets Fund                                      811-04985       Filed 10/29/2015

Templeton Emerging Markets Income Fund                         811-07866       Filed 10/29/2015

Templeton Funds                                                                    811-02781       Filed 10/30/2015

Templeton World Fund

Templeton Foreign Fund

Templeton Global Income Fund                                            811-05459       Filed 10/30/2015

Templeton Global Smaller Companies Fund                        811-03143       Filed 10/29/2015

Templeton Growth Fund, Inc.                                                811-04892       Filed 10/29/2015

Templeton Income Trust                                                        811-04706       Filed 10/30/15

Templeton Global Bond Fund

Templeton International Bond Fund

Templeton Global Total Return Fund

Templeton Emerging Markets Bond Fund

Templeton Constrained Bond Fund

Appendix - 5

September 30, 2015 financial statements:

Franklin Custodian Funds                                                      811-00537       Filed 12/2/2015

Franklin Growth Fund

Franklin DynaTech Fund

Franklin Utilities Fund

Franklin Income Fund

Franklin U.S. Government Securities Fund

Franklin Managed Trust                                                         811-04894       Filed 11/30/2015

Franklin Rising Dividends Fund

Franklin New York Tax-Free Trust                                       811-04787       Filed 12/1/2015

Franklin NY Intermediate-Term Tax-Free Income

Franklin Strategic Mortgage Portfolio                                  811-07288       Filed 12/1/2015

Appendix - 6